Exhibit 99.1

Company announcement – No. 07 / 2020

Zealand Pharma regains worldwide rights to Amylin analog program from Boehringer Ingelheim

•	Zealand Pharma regains the worldwide rights to the Amylin analog program including once-weekly lead molecule

•	Boehringer Ingelheim will focus on the once-weekly GLP-1/glucagon analog BI 456906, which has also been licensed from Zealand Pharma and is advancing into Phase 2 development

•	Zealand Pharma will decide on the next development steps for the Amylin analog program following a detailed evaluation

COPENHAGEN, Denmark, March 20, 2020 –Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78) announces that Boehringer Ingelheim has returned a Amylin analog that was being developed for the treatment of obesity and Type 2 diabetes.

“We have been collaborating with Boehringer Ingelheim on two candidates, both of which are potential treatments for obesity and Type 2 diabetes. We respect Boehringer’s decision to focus development on the GLP-1/glucagon asset, which will advance into Phase 2 development,” said Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma. “We now regain the worldwide rights to the Amylin analog program, and are evaluating its development path within our pipeline. We are confident in the continued strong partnership with Boehringer Ingelheim and look forward to advancing the GLP-1/glucagon product with them.”

The Amylin analog program was licensed to Boehringer Ingelheim in 2014 to conduct and finance all clinical development and commercialization, and Zealand was eligible to receive milestone payments and royalties on global sales. As of today, this license agreement will no longer be active. The long-term partnership will continue with the license agreement to develop the GLP-1/glucagon analog BI 456906, which is planned to advance into Phase 2 development. Zealand will communicate the potential of further development of the Amylin program at a later stage, following a thorough evaluation.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00 investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.